WORKLAND & WITHERSPOON, PLLC

ATTORNEYS AT LAW

Peter A. Witherspoon

714 Washington Mutual Financial Center

Of Counsel:

Gary D. Brajcich

601 West Main Avenue

James J. Workland

Gregory B. Lipsker

Spokane, Washington   99201-0677

Gary C. Randall†

Eric J. Sachtjen*

Telephone: (509) 455-9077

James  A. McPhee†

Facsimile: (509) 624-6441

Lawrence W. Garvin

Steven Wee

†Also Admitted in Idaho

Michael a. agostinelli

*Also Admitted in Alaska

February 12, 2007

Attention:  Anne Nguyen Parker

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:

Gold Crest Mines, Inc.

Registration Statement on Form 10SB

Filed January 8, 2007

File No. 0-52392

Dear Ms. Parker:

We have reviewed the Staff Comments concerning the Form 10-SB filing by Gold Crest Mines, Inc., and we offer the following responses.  For the sake of clarity, each of your comments are set forth below and the Company’s response follows.  I have keyed the page numbers to the courtesy copy of the filing we are sending to you by courier.

1.

Comment

We note that your CFO has a long history of being involved with “blind pool” or “shell” type companies, as is described in Hanover Gold Co. Inc.’s most recent 10-KSB, where he is currently the President.  We note similar disclosure in the Form 10-KSB for March 31, 2005, for Bonanza Gold, Inc. relating to past experience with “blank check” or “blind pool” companies for Mr. Dunne as well as one of your directors, Robert O’Brien.  The prior histories of these two directors and officer raises concern as to whether you intend to conduct the business of Gold Crest in a similar fashion.

As such, please provide an explanation supporting your officers’ and directors’ bona fide intent to execute your current business plan and discuss why you are not required to comply with Rule 419 of the 1933 Act.  We may have further comments upon review of your response.

Anne Nguyen Parker

Securities and Exchange Commission

February 12, 2007

Response

The following information is provided regarding the Company’s 2006 and planned future business activities to assist the reviewer in understanding the Company’s business plans.

Although Gold Crest Mines, Inc., is a “development stage company,” as defined by the Securities Act, the Company does have a business plan to explore for and develop an economically viable mineral exploration and, if warranted, development and mining operation.  This business plan is based on and incorporates standard exploration and mining industry business practices and has been prepared by a qualified professional geologist (the Company’s Vice President of Exploration) in collaboration with the Company’s President, Chief Financial Officer and the Board of Directors.

Gold Crest Mines, Inc., is actively pursuing exploration opportunities in Alaska, Idaho and elsewhere in North America with the goal of discovering and ultimately placing into production an ore deposit or multiple ore deposits which can be mined at a profit in accordance with its stated business plan.  In late 2006, the Company acquired over 22,500 acres of State of Alaska mining claims, in five claim groups, over prospective lands open to mineral entry in Southwestern Alaska in the Bethel, Kuskokwim and Bristol Bay Recording Districts.  These claims are situated in areas the Company’s staff and consultants consider highly prospective for the discovery of economically viable base and precious metals deposits.  Other junior exploration companies such as TNR Resources and NovaGold Resources, as well as major mining companies such as Kennecott Corporation and Barrick Gold Corporation, are also conducting exploration and development work on their own prospects in the vicinity.

The Alaska claim groups were staked and acquired through Gold Crest Mines’ 100% wholly-owned Alaska subsidiary, Kisa Gold Mining, Inc., because the State of Alaska requires corporations with land holdings within the state to be registered to conduct business in the state.  The Company planned and executed a late season exploration program over portions of those claims and on adjacent lands.  This exploration program included completion of approximately 1100 line-kilometers of airborne geophysical surveys (aeromagnetics and electromagnetics), acquisition of high resolution color aerial photography, topographic surveying, geologic mapping, rock chip sampling and hand trenching in order to define and outline areas within the prospects for future drill testing. This work is described in more detail in the Form 10SB (Item #3, Description of the Property, Current Program).

The geophysical surveys, topographic surveys, aerial photography acquisitions, geologic mapping, sampling and sample assay work were completed by mining industry-related corporations, independent consultants and independent contractors working for the Company under the guidance of the Company’s Vice President of Exploration, a 20-year mining industry veteran.  The 2006 exploration program costs for the Alaska exploration program were approximately $600,000.  This program of work was completed with methods and in a manner consistent with accepted exploration and mining industry practices.

Anne Nguyen Parker

Securities and Exchange Commission

February 12, 2007

In addition to the Company’s 2006 exploration program in southwestern Alaska, the Company is in the process of completing additional exploration property acquisitions elsewhere in Alaska and in the conterminous United States where Company staff have identified properties that have may have the potential to develop into economically viable mining operations.  This includes acquisition of a significant land position consisting of 200 federal unpatented mining claims in Idaho located in a historic mining district which the Company considers prospective for future discoveries and possible mine development.  The Company has initiated preliminary discussions with federal land management agencies and other regulatory agencies for permitting exploration operations on these properties.  In addition, the Company has initiated negotiations with other district exploration companies with land holdings within the district to further consolidate the district land holdings as per the Company’s business plan.

The Company’s intent to become a viable business mineral exploration and development concern can clearly be demonstrated by its commitment to contracts for future work directly related to the Company’s goal of becoming a profitable mine operator.  As of the date of this response, the Company has executed contracts for 2007 exploration work totaling over $940,000 including:

1.

A contract commitment for 10,000 feet of exploration diamond drilling (In addition, the Company has already committed to an additional 10,000 feet of core drilling in 2008);

2.

A contract commitment for three months of helicopter charter time to support the exploration drilling program;

3.

A contract for rental and construction of a remote field camp and ancillary field supplies and equipment purchases for the southwest Alaska drilling project and other exploration-related programs elsewhere in the state;

4.

Hiring of several professional mining industry consultants through independent contractor personal services contracts to assist the Company staff in planning and execution of its exploration programs.

The Company’s board of directors includes a number of highly qualified mining industry professionals with proven track records in the mining industry.  Several of the Company’s ongoing programs and potential acquisition opportunities have come to the attention of the Company through members of management and the Board of Directors who maintain close contacts with other established and well known mining industry professionals.  The diverse nature of the governing board will ensure exploration operations are planned and executed in accordance with standard exploration and mining industry practices and that financial management of the business will conform to appropriate regulatory laws and regulations.  The completion of the 2006 exploration program and committed contracts to conduct additional exploration work are inconsistent with the actions of a “blind pool” or “blank check” shell company that Rule 419 was promulgated to regulate.  Therefore, we feel the General Comment #1 regarding the Form 10-SB filing is not applicable and that revisions are unnecessary.

Anne Nguyen Parker

Securities and Exchange Commission

February 12, 2007

2.

Comment

If appropriate, please expand the second full risk factor on page 7 to discuss-the risks associated with any constraints on your officers’ and directors’ time they may devote to your business because of other business activities they may be concurrently engaged in.  Be sure to fully describe their other business activities and to expand your discussion of the risk of possible conflicts of interest that may arise from these outside business activities.

Response

The risk factor has been expanded as well as the addition of a new section regarding conflicts of interest on page 19.

3.

Comment

Please disclose the amount of time each officer and director devotes to your business.

Response

The amount of time each officer and director devotes to the Company is set forth in the risk factor on page 7.

4.

Comment

Please provide the disclosure required by newly-adopted Item 407(a) of Regulation S-B relating to director independence.

Response

The discussion of director independence is now included in Item 5 under “Director Independence” on page 19.

The following additional changes have been made in the registration statement:

1.

A new director, together with the required disclosure, is included in Part 1, Item 5 - Directors, Executive Officers, Promoters and Control Persons (page 18).

2.

The tables in Part 1, Item 4 - Security Ownership of Beneficial Owners have been updated on pages 15-17.

3.

Part 1, Item 8 - Description of Securities has been updated on page 20 to reflect the current number of shares outstanding.

4.

Part II, Item 1 has been updated to reflect the trading price of the common stock.

Anne Nguyen Parker

Securities and Exchange Commission

February 12, 2007

5.

Part 11, Item 4 has been updated to reflect shares sold in the private placement since the original filing.

A hard copy of this letter together with a clean and a red-lined copy of the amended registration statement are being sent to you by courier.

Hopefully, we have adequately addressed each of your comments.  Please do not hesitate to contact me if you have any further questions.

Very truly yours,

/s/ Gregory B. Lipsker

Gregory B. Lipsker